

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 23, 2008

<u>Via U.S. mail and facsimile</u>

Mr. William W. Reid
President and Chief Executive Officer
Gold Resource Corporation
222 Milwaukee Street, Suite 301
Denver, CO 80206

> **Re:** **Gold Resource Corporation**
> **Form 10-K**
> **Filed April 14, 2008**
> **File No. 333-129321**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Your filing does not indicate whether or not the company has any off-balance sheet arrangements. Please tell us whether there are any such arrangements; please refer to Item 303(a)(iv).

<u>Liquidity and Capital Resources, page 20</u>

2.   Expand your disclosure to indicate the amount of time over which you intend to use the proceeds of the private placement. In this regard, provide more details regarding your anticipated capital expenditures on both a long and short term basis.

Report of Independent Registered Public Accounting Firm, page 27

3.   We note that your current auditors have not audited the inception-to-date information, covering the period from August 24, 1998 (inception) to December 31, 2007 in rendering their opinion. Generally, we would expect all periods covered within the cumulative data to be audited. If this is not feasible, you may revise your financial statements to identify all the cumulative data as unaudited.

        Additionally, your current auditors do not refer to the balance sheet as of December 31, 2006 in both the scope and opinion paragraphs of their report. Note that Rule 8-02 of Regulation S-X requires you to present two years of comparative audited balance sheet data within the Form 10-K. Please amend your Form 10-K to include an audit report that opines on your balance sheet as of December 31, 2006.

Note 1 – Summary of Significant Accounting Policies, page 34

4.   In your accounting policy for exploration and development costs, you state that "mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist." Note that mineral rights are considered tangible assets and acquisition costs related to obtaining these rights are to be capitalized under the guidance of EITF 04-2. However, such costs must be tested for recoverability in accordance with the guidance of SFAS 144 and EITF 04-3.   Please expand your disclosure to explain your basis for expensing acquisition costs, and tell us the amount of acquisition costs you have expensed under your policy, in each of the periods presented in your financial statements.

        Additionally, you state that "the Company may capitalize previously expensed acquisition and exploration costs if it is later determined that the property can economically be developed." Previously expensed acquisition and exploration costs can not be recaptured and capitalized in subsequent periods under US GAAP. Please amend your disclosure accordingly, and tell us the extent to which you have applied this accounting policy.

Directors, Executive Officers and Corporate Governance, pages 45 to 47

5.   Your biographical sketch for Mr. Bill Conrad states that he presently serves with Brishlin Resources, Inc., but you do not specify how long he has served with them, nor do you state how long before that he served with Wyoming Oil & Minerals, Inc. and New Frontier Energy, Inc. Please revise to include dates of service that cover at least the past five years.

6.   Your biographical sketch for Mr. Jason Reid indicates that he joined your company in May 2006 and "Prior to joining our company, Mr. Reid operated two successful businesses founded by him for 13 years, one in the equine industry and one in the construction industry." Please provide the name of each business that Mr. Reid operated in the last five years and the dates during which he served with them.

Summary Compensation Table and accompanying narrative disclosure, page 48

7.   We note that you have included amounts in the "Bonus" column of the Summary Compensation Table for each executive officer for 2007. However, your filing does not explain the nature of these bonuses. For example, you do not disclose whether the bonus payments were made based upon the achievement of specified goals or on a purely discretionary basis. If the latter, please explain briefly the reason why the bonuses were paid to each executive officer. If the former, please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008 under the bonus program. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

8.   We note your disclosure in the Outstanding Equity Awards at Fiscal Year-End table that each executive officer had stock options outstanding as of fiscal year end 2007. We also note your disclosure that Mr. Jason Reid was granted stock options in May 2006. Furthermore, we note that Mr. Bill Conrad was granted stock and stock options in June 2006. Please revise your disclosure to explain the key provisions of the stock and stock option awards, such as the vesting period, whether any performance criteria must be achieved in order for vesting to occur, whether vesting would be accelerated under any circumstances and whether the

stock awards to Mr. Conrad were restricted stock awards. Also, please explain to us why there are no amounts with respect to these awards in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table and the Director Compensation table, except with regard to Mr. Reid in 2006.

Exhibits 32.1 and 32.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

9.   We note that you begin each of the certifications with "I, [name] of Gold Resource Corporation (the "Company"), certify that: … ." Please confirm that, in future filings, you will comform with the requirements of Item 601(b)(31) of Regulation S-K by revising so that each certification begins with "I, [name], certify that: … ." Also, we note that you have replaced the word "registrant" with the word "Company" throughout each certification. Please use the word "registrant" instead, as set forth in Item 601(b)(31).

Form 10-Q for the interim period ended September 30, 2008

Liquidity and capital Resources, page 12

10.   You disclose that you have capitalized $4,498,875 of expenses related to the *El Aguila* Project during the nine months ended September 30, 2008. As you have not yet established proven and probable reserves, please describe and quantify by type the costs you have capitalized to date.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 with any questions about accounting matters or the financial statements. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Schuler
     C. Arakawa
     N. Gholson